EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$25,914
Fixed charges:
Interest expense	7,610
One-third of rents, net of income from subleases (a)	616
Total fixed charges	8,226
Add: Equity in undistributed loss of affiliates	770
Income before income tax expense and fixed charges, excluding capitalized interest	$34,910
Fixed charges, as above	$8,226
Ratio of earnings to fixed charges	4.24
Including interest on deposits
Fixed charges, as above	$8,226
Add: Interest on deposits	2,067
Total fixed charges and interest on deposits	$10,293
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$34,910
Add: Interest on deposits	2,067
Total income before income tax expense, fixed charges and interest on deposits	$36,977
Ratio of earnings to fixed charges	3.59

(a)	The proportion deemed representative of the interest factor.